Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

SALES	2	8,416	8,693	12,602	12,412

Freight, transportation and distribution		237	215	449	386

Cost of goods sold		6,024	6,166	9,125	8,739

GROSS MARGIN		2,155	2,312	3,028	3,287

Selling expenses		763	690	1,405	1,228

General and administrative expenses		101	95	205	190

Provincial mining and other taxes		48	96	105	161

Share-based compensation expense (recovery)		12	59	(20)	116

Impairment of assets		-	-	-	33

Other expenses	3	92	77	112	88

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,139	1,295	1,221	1,471

Finance costs		139	143	272	266

EARNINGS BEFORE INCOME TAXES		1,000	1,152	949	1,205

Income tax expense	4	235	294	219	306

NET EARNINGS		765	858	730	899

NET EARNINGS PER SHARE (“EPS”)

Basic		1.34	1.48	1.28	1.52

Diluted		1.34	1.47	1.28	1.52

Weighted average shares outstanding for basic EPS		569,146,000	581,433,000	570,157,000	591,792,000

Weighted average shares outstanding for diluted EPS		569,146,000	582,360,000	570,157,000	592,714,000

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30

(Net of related income taxes)	2020	2019	2020	2019

NET EARNINGS	765	858	730	899

Other comprehensive income (loss)

Items that will not be reclassified to net earnings:

Net actuarial gain on defined benefit plans	-	-	3	-

Net fair value loss on investments	(2)	(24)	(21)	(15)

Items that have been or may be subsequently reclassified to net earnings:

Gain (loss) on currency translation of foreign operations	194	16	(121)	35

Other	9	(6)	(18)	(2)

OTHER COMPREHENSIVE INCOME (LOSS)	201	(14)	(157)	18

COMPREHENSIVE INCOME	966	844	573	917

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

OPERATING ACTIVITIES

Net earnings		765	858	730	899

Adjustments for:

Depreciation and amortization		517	486	990	906

Share-based compensation expense (recovery)		12	59	(20)	116

Impairment of assets		-	-	-	33

Provision for deferred income tax		84	150	62	147

Other long-term liabilities and miscellaneous		(60)	(2)	(100)	-

Cash from operations before working capital changes		1,318	1,551	1,662	2,101

Changes in non-cash operating working capital:

Receivables		(1,824)	(1,905)	(2,147)	(2,051)

Inventories		2,174	2,207	746	698

Prepaid expenses and other current assets		247	369	1,013	824

Payables and accrued charges		(159)	(1,050)	(44)	(915)

CASH PROVIDED BY OPERATING ACTIVITIES		1,756	1,172	1,230	657

INVESTING ACTIVITIES

Additions to property, plant and equipment		(298)	(369)	(661)	(659)

Additions to intangible assets		(36)	(37)	(68)	(75)

Business acquisitions, net of cash acquired	9	(116)	(2)	(173)	(489)

Proceeds from disposal of discontinued operations, net of tax		-	45	-	55

Purchase of investments		(29)	(96)	(66)	(122)

Other		71	39	115	61

CASH USED IN INVESTING ACTIVITIES		(408)	(420)	(853)	(1,229)

FINANCING ACTIVITIES

Transaction costs on long-term debt		(15)	(29)	(15)	(29)

(Repayment of) proceeds from short-term debt, net		(4,290)	(45)	204	959

Proceeds from long-term debt	7	1,500	1,510	1,506	1,510

Repayment of long-term debt	7	(6)	(500)	(507)	(1,000)

Repayment of principal portion of lease liabilities		(70)	(63)	(134)	(116)

Dividends paid	8	(258)	(256)	(514)	(520)

Repurchase of common shares	8	-	(1,132)	(160)	(1,930)

Issuance of common shares		-	15	-	17

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(3,139)	(500)	380	(1,109)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		24	(9)	(13)	(17)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,767)	243	744	(1,698)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		3,182	373	671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD		1,415	616	1,415	616

Cash and cash equivalents comprised of:

Cash		1,106	378	1,106	378

Short-term investments		309	238	309	238

		1,415	616	1,415	616

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		153	128	249	242

Income taxes paid (received)		30	70	65	(45)

Total cash outflow for leases		96	88	188	164

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	899	899

Other comprehensive (loss) income	-	-	-	(15)	-	35	(2)	18	-	18

Shares repurchased (Note 8)	(36,066,766)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	-	(244)	(244)

Effect of share-based compensation including issuance of common shares	397,889	20	7	-	-	-	-	-	-	27

Transfer of net loss on sale of investment	-	-	-	3	-	-	-	3	(3)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	4	4	-	4

BALANCE – JUNE 30, 2019	572,866,600	15,768	238	(19)	-	(216)	(31)	(266)	7,511	23,251

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net earnings	-	-	-	-	-	-	-	-	730	730

Other comprehensive (loss) income	-	-	-	(21)	3	(121)	(18)	(157)	-	(157)

Shares repurchased (Note 8)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(514)	(514)

Effect of share-based compensation including issuance of common shares	35,706	1	7	-	-	-	-	-	-	8

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	11	11	-	11

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-

BALANCE – JUNE 30, 2020	569,145,935	15,667	200	(50)	-	(325)	(25)	(400)	7,320	22,787

1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2020	2019	2019

			Note 1

ASSETS

Current assets

Cash and cash equivalents		1,415	616	671

Receivables		5,712	5,200	3,542

Inventories		4,199	4,346	4,975

Prepaid expenses and other current assets		444	383	1,477

		11,770	10,545	10,665

Non-current assets

Property, plant and equipment		20,178	19,840	20,335

Goodwill	9	12,096	11,716	11,986

Other intangible assets		2,376	2,291	2,428

Investments		803	796	821

Other assets		578	518	564

TOTAL ASSETS		47,801	45,706	46,799

LIABILITIES

Current liabilities

Short-term debt	6	1,247	1,609	976

Current portion of long-term debt	7	-	503	502

Current portion of lease liabilities		228	208	214

Payables and accrued charges		7,306	5,483	7,437

		8,781	7,803	9,129

Non-current liabilities

Long-term debt	7	10,032	8,558	8,553

Lease liabilities		841	770	859

Deferred income tax liabilities	4	3,212	3,082	3,145

Pension and other post-retirement benefit liabilities		435	420	433

Asset retirement obligations and accrued environmental costs		1,575	1,657	1,650

Other non-current liabilities		138	165	161

TOTAL LIABILITIES		25,014	22,455	23,930

SHAREHOLDERS’ EQUITY

Share capital	8	15,667	15,768	15,771

Contributed surplus		200	238	248

Accumulated other comprehensive loss		(400)	(266)	(251)

Retained earnings		7,320	7,511	7,101

TOTAL SHAREHOLDERS’ EQUITY		22,787	23,251	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47,801	45,706	46,799

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, inventory valuation, goodwill and other long-lived assets, financial assets, tax assets, pension obligation and assets, and revenue recognition. Based on the current assessment, there was not a material impact to these interim financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 10, 2020.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	6,739	617	755	285	20	-	8,416

– intersegment	10	64	246	49	-	(369)	-

Sales – total	6,749	681	1,001	334	20	(369)	8,416

Freight, transportation and distribution	-	93	148	57	-	(61)	237

Net sales	6,749	588	853	277	20	(308)	8,179

Cost of goods sold	5,137	310	645	249	18	(335)	6,024

Gross margin	1,612	278	208	28	2	27	2,155

Selling expenses	764	1	5	1	(8)	-	763

General and administrative expenses	30	1	2	3	65	-	101

Provincial mining and other taxes	-	46	1	-	1	-	48

Share-based compensation expense	-	-	-	-	12	-	12

Other expenses (income)	17	4	(11)	3	79	-	92

Earnings (loss) before finance costs and income taxes	801	226	211	21	(147)	27	1,139

Depreciation and amortization	163	109	172	56	17	-	517

EBITDA [1]	964	335	383	77	(130)	27	1,656

Assets – at June 30, 2020	20,529	11,915	10,708	2,111	2,835	(297)	47,801

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	6,503	873	857	424	36	-	8,693

– intersegment	9	47	235	60	-	(351)	-

Sales – total	6,512	920	1,092	484	36	(351)	8,693

Freight, transportation and distribution	-	72	126	66	-	(49)	215

Net sales	6,512	848	966	418	36	(302)	8,478

Cost of goods sold	5,072	317	672	428	36	(359)	6,166

Gross margin	1,440	531	294	(10)	-	57	2,312

Selling expenses	683	1	7	2	(3)	-	690

General and administrative expenses	27	-	5	1	62	-	95

Provincial mining and other taxes	-	91	-	1	4	-	96

Share-based compensation expense	-	-	-	-	59	-	59

Other expenses (income)	39	-	(23)	10	51	-	77

Earnings (loss) before finance costs and income taxes	691	439	305	(24)	(173)	57	1,295

Depreciation and amortization	145	114	154	62	11	-	486
EBITDA	836	553	459	38	(162)	57	1,781
Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,379	1,164	1,401	611	47	-	12,602

– intersegment	19	128	378	106	-	(631)	-

Sales – total	9,398	1,292	1,779	717	47	(631)	12,602

Freight, transportation and distribution	-	187	248	127	-	(113)	449

Net sales	9,398	1,105	1,531	590	47	(518)	12,153

Cost of goods sold	7,257	575	1,226	569	43	(545)	9,125

Gross margin	2,141	530	305	21	4	27	3,028

Selling expenses	1,399	4	12	3	(13)	-	1,405

General and administrative expenses	68	3	4	5	125	-	205

Provincial mining and other taxes	-	103	1	-	1	-	105

Share-based compensation recovery	-	-	-	-	(20)	-	(20)

Other expenses (income)	21	5	(9)	9	86	-	112

Earnings (loss) before finance costs and income taxes	653	415	297	4	(175)	27	1,221

Depreciation and amortization	318	205	322	119	26	-	990

EBITDA	971	620	619	123	(149)	27	2,211

Assets – at June 30, 2020	20,529	11,915	10,708	2,111	2,835	(297)	47,801

	Six Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,533	1,580	1,469	766	64	-	12,412

– intersegment	18	110	372	117	-	(617)	-

Sales – total	8,551	1,690	1,841	883	64	(617)	12,412

Freight, transportation and distribution	-	145	198	116	-	(73)	386

Net sales	8,551	1,545	1,643	767	64	(544)	12,026

Cost of goods sold	6,702	589	1,183	763	64	(562)	8,739

Gross margin	1,849	956	460	4	-	18	3,287

Selling expenses	1,215	5	14	3	(9)	-	1,228

General and administrative expenses	54	-	7	3	126	-	190

Provincial mining and other taxes	-	154	1	1	5	-	161

Share-based compensation expense	-	-	-	-	116	-	116

Impairment of assets	-	-	-	-	33	-	33

Other expenses (income)	51	(3)	(28)	13	55	-	88

Earnings (loss) before finance costs and income taxes	529	800	466	(16)	(326)	18	1,471

Depreciation and amortization	281	214	267	122	22	-	906

EBITDA	810	1,014	733	106	(304)	18	2,377

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended June 30		Six Months Ended June 30

	2020	2019	2020	2019

Retail sales by product line

Crop nutrients	2,527	2,626	3,312	3,313

Crop protection products	2,436	2,286	3,446	3,030

Seed	1,141	1,197	1,535	1,553

Merchandise	253	144	469	252

Services and other	392	259	636	403

	6,749	6,512	9,398	8,551

Potash sales by geography

Manufactured product

North America	325	329	644	647

Offshore [1]	356	591	648	1,042

Other potash and purchased products	-	-	-	1

	681	920	1,292	1,690

Nitrogen sales by product line

Manufactured product

Ammonia	291	354	447	541

Urea	304	331	566	562

Solutions, nitrates and sulfates	233	229	429	420

Other nitrogen and purchased products	173	178	337	318

	1,001	1,092	1,779	1,841

Phosphate sales by product line

Manufactured product

Fertilizer	185	307	406	547

Industrial and feed	117	116	237	240

Other phosphate and purchased products	32	61	74	96

	334	484	717	883

1 Relates to Canpotex Limited (“Canpotex”) (Note 11).

NOTE 3  OTHER EXPENSES (INCOME)

	Three Months Ended June 30		Six Months Ended June 30

	2020	2019	2020	2019

Merger and related costs	-	25	-	36

Acquisition and integration related costs	18	-	28	-

Foreign exchange loss (gain), net of related derivatives	18	5	(13)	12

Earnings of equity-accounted investees	(13)	(30)	(23)	(47)

Bad debts	21	29	27	35

COVID-19 related expenses	17	-	19	-

Other expenses	31	48	74	52

	92	77	112	88

Unaudited	In millions of US dollars except as otherwise noted

NOTE  4 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30

	2020	2019	2020	2019

Income tax expense	235	294	219	306

Actual effective tax rate on earnings (%)	25	26	24	25

Actual effective tax rate including discrete items (%)	24	26	23	25

Discrete tax adjustments that impacted the tax rate	(13)	(11)	(11)	4

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2020	As at December 31, 2019
Income tax assets

Current	Receivables	43	104

Non-current	Other assets	71	36

Deferred income tax assets	Other assets	265	249

Total income tax assets		379	389

Income tax liabilities

Current	Payables and accrued charges	89	43

Non-current	Other non-current liabilities	43	44

Deferred income tax liabilities	Deferred income tax liabilities	3,212	3,145

Total income tax liabilities		3,344	3,232

NOTE 5  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 12 of the 2019 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	June 30, 2020			December 31, 2019

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	1,415	-	1,415	671	-	671

Derivative instrument assets	24	-	24	5	-	5

Other current financial assets - marketable securities [2]	152	22	130	193	27	166

Investments at FVTOCI [3]	139	139	-	161	161	-

Derivative instrument liabilities	(31)	-	(31)	(33)	-	(33)

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	(494)	-	(503)

Fixed and floating rate debt	-	-	-	(8)	-	(8)

Long-term debt

Notes and debentures	(10,001)	(8,715)	(2,392)	(8,528)	(1,726)	(7,440)

Fixed and floating rate debt	(31)	-	(31)	(25)	-	(25)

1 During the period ended June 30, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit as at June 30, 2020	As at June 30, 2020	As at December 31, 2019

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	-

Uncommitted revolving demand facility	NIL	500	-	-

Other credit facilities [1]	0.9 - 11.8	640	242	326

Commercial paper	0.4 - 2.8		1,005	650

			1,247	976

1 Other credit facilities are unsecured and consist of South American facilities with debt of $184 (December 31, 2019 – $149) and interest rates ranging from 2.4 percent to 11.8 percent, Australian facilities with debt of $27 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and Other facilities with debt of $31 (December 31, 2019 – $20) and interest rates ranging from 0.9 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

During the six months ended June 30, 2020, we entered into new committed revolving credit facilities totaling approximately $1,500, all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes as described in Note 7.

NOTE 7  LONG-TERM DEBT

The following tables summarize our long-term debt issuances and repayment activities during the six months ended June 30, 2020:

	Rate of interest (%)	Maturity	Amount

Notes issued 2020	1.900	May 13, 2023	500

Notes issued 2020	2.950	May 13, 2030	500

Notes issued 2020	3.950	May 13, 2050	500

			1,500

The notes issued in 2020 are unsecured, rank equally with our existing unsecured notes, and have no sinking fund requirements prior to maturity. Each series is redeemable and provides for redemption prior to maturity, at our option, at specified prices.

	Rate of interest (%)	Maturity	Amount

Notes repaid 2020	4.875	March 30, 2020	500

In March 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5,000 of common shares, debt and other securities during a period of 25 months from March 16, 2020. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets. During the six months ended June 30, 2020, we filed a prospectus supplement to issue $1,500 of notes, as described above.

NOTE 8  SHARE CAPITAL

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2019 Normal Course Issuer Bid [1]	February 20, 2019	February 26, 2020	42,164,420

2020 Normal Course Issuer Bid [2]	February 18, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2020	2019	2020	2019

Number of common shares repurchased for cancellation	-	20,590,564	3,832,580	36,066,766

Average price per share (US dollars)	-	52.27	41.96	52.07

Total cost	-	1,076	160	1,878

Dividends declared

We declared dividends per share of $0.45 (2019 – $0.43) during the three months ended June 30, 2020, payable on July 17, 2020 to shareholders of record on June 30, 2020 and $0.90 (2019 – $0.43) during the six months ended June 30, 2020.

Subsequent to June 30, 2020, we declared a quarterly dividend of $0.45 per share payable on October 16, 2020 to shareholders of record on September 30, 2020. The total estimated dividend to be paid is $256.

NOTE 9  BUSINESS ACQUISITIONS

Ruralco

On September 30, 2019, we acquired Ruralco Holdings Limited (“Ruralco”) for a purchase price, net of cash and cash equivalents acquired, of $330. We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed.

Other Acquisitions

During the six months ended June 30, 2020, we acquired several businesses, the largest of which was Tec Agro Group, a leading agriculture retailer in Brazil. The acquired businesses include 29 Retail locations in North and South America and Australia. Expected benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products and services, an increased customer base and workforce and synergies between Nutrien and the acquired businesses.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

	June 30, 2020
	Ruralco (Estimate)				Other Acquisitions
	Preliminary	Adjustments	Revised Fair Value
Receivables	318	-	318	[1]	75
Inventories	115	-	115		62
Prepaid expenses and other current assets	8	-	8		2
Property, plant and equipment	136	-	136		40
Goodwill	189	18	207		147
Other intangible assets	210	-	210		-
Investments	15	-	15		-
Other assets	16	-	16		1
Total assets	1,007	18	1,025		327
Short-term debt	167	-	167		36
Payables and accrued charges	342	21	363		108
Lease liabilities, including current portion	110	-	110		-
Deferred income tax liabilities	45	(3)	42		1
Other non-current liabilities	13	-	13		9
Total liabilities	677	18	695		154
Total consideration	330	-	330		173

1 Includes receivables from customers with gross contractual amounts of $260, of which $5 are considered to be uncollectible.

The preliminary value relating to Ruralco, included in the above table, was previously reported in our first quarter financial statements. The purchase price allocation is not final as we continue to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. We estimated the preliminary purchase price allocation as of the date of the acquisition based on information that was available and continue to adjust those estimates as new information that existed at the date of acquisition becomes available. We will finalize the amounts recognized by September 30, 2020. All measurement period adjustments were offset against goodwill.

Unaudited	In millions of US dollars except as otherwise noted

Financial information related to business acquisitions is as follows:

Pro Forma [1]	Other Acquisitions

Sales	260

EBIT	19

1 Estimated annual sales and earnings before finance costs and income taxes (“EBIT”) if acquisitions occurred at January 1, 2020.

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020

From date of acquisition	Other Acquisitions	Other Acquisitions

Sales	30	40

EBIT	-	-

NOTE 10  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 11  RELATED PARTY TRANSACTIONS

We sell potash from our Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended June 30, 2020 were $356 (2019 – $591) and the six months ended June 30, 2020 were $648 (2019 – $1,042). At June 30, 2020, $308 (December 31, 2019 – $194) was owing from Canpotex.